Filed by Morgan Stanley
(Commission File No.: 1-11758)
Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Eaton Vance Corp.
(Commission File No.: 1-8100)

The following is a transcript for a conference call hosted by Morgan Stanley and Eaton Vance Corp. on October 8, 2020.

C O R P O R A T E   P A R T I C I P A N T S

Daniel Aaron Simkowitz Morgan Stanley - Head of Investment Management

James Patrick Gorman Morgan Stanley - Chairman & CEO

John Henry Streur Calvert Research and Management - President & CEO

Thomas E. Faust Eaton Vance Corp. - Chairman, CEO & President

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Glenn Paul Schorr Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Research Analyst

Jeffery J. Harte Piper Sandler & Co., Research Division - MD & Senior Research Analyst

Michael Roger Carrier BofA Merrill Lynch, Research Division - Director

P R E S E N T A T I O N

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Good morning, everyone. James Gorman here. Thank you for joining us on short notice. Here with me is Tom Faust, the Chairman and CEO of Eaton Vance; Dan Simkowitz, the Head of Morgan Stanley Investment Management; and John Pruzan, our CFO; and we'll be delighted to take your questions after some introductory comments around a few slides that we've put together. I appreciate it's a busy morning. I think we're going to do 2 questions per questionnaire. And then if we have time if anybody wants to stay on the line, you can come back and ask questions at the end, and we will go the full hour.

It's obviously been an exciting few days here at Morgan Stanley, and then I'm sure for Tom and his team at Eden Vance. But specifically, we've had a lot going on. We closed the E*TRADE deal, last week, we received the upgrade from Moody's on Friday and then this morning, we are pleased to announce the advancement of our transformation by entering into a definitive agreement to acquire Eaton Vance. This transaction will create a leading global asset manager with $1.2 trillion of assets under management. Dan will explain a lot of the strength of that combination, as for Tom in a few minutes. We're obviously executing this combination from a position of strength by joining together 2 really, truly world class, high-performing asset managers. And while our own business has experienced industry-leading growth on a historical basis, we just think there's tremendous opportunity by combining these complementary businesses. And again, that Tom and then Dan will take you through some of that.

At Morgan Stanley, we've meaningfully shifted our organization towards more balance sheet light, more durable businesses, building on the incredible strength that our institutional securities business gives us. The acquisition of E*TRADE and now the intent to acquire Eaton Vance continues that transformation and demonstrates our commitment to expanding our business. The recent Moody's upgrade is evidence of the stability of the firm.

Before we begin, during today's presentation, we'll be referring to slides that have been posted to the Investor Relations website. We will solely be discussing this transaction and not other matters, certainly not the third quarter earnings as we're in a quiet period. This presentation may include forward-looking statements. And as a reminder, as always, outcomes can differ from expectations, and please see the disclosures in the presentation in that regard.

So let me jump into it, and I will just touch on a few of the opening slides very briefly. If you look at -- start with Slide 4, which is the strategic rationale, it gives some of the high level benefits of the transaction. As we've said before, our decision to pursue inorganic growth must be supported within the broader strategic rationale, which is to build scale, open new verticals, provide growth geographically. The acquisition of Eden Vans addresses each of these criteria, underscoring that we believe this is a perfect combination. This transaction advances Morgan Stanley's transformation by establishing 3 truly world-class businesses of scale. It adds Eaton Vance's leading businesses in key secular growth areas, including, most importantly, in customization and sustainability among many other strong areas, it provides quality scale in the value-added fixed income business, enhances our client reach, combining (inaudible) incredibly powerful U.S. distribution capabilities with MSM's strength in international distribution. And the transaction provides compelling long-term financial benefits.

If you turn to the fifth slide, it really just recaps the transformation that we've been undertaking for every decade here, and that will continue. We started with the core of this firm being ISG performing so incredibly well which has enabled us to move forward aggressively with wealth management first and now investment management. And as you can see, the mix in our businesses since that time with the acquisition of Smith Barney, successful integration of that and Solium, now the work to integrate E*TRADE. And then in 2016, Dan Simkowitz took over Investment management, and he's delivered that with his team tremendous growth, which enabled us to put our toe in the water with the acquisition of Mesa West that was successful. The team there has done great, culturally, it's been a great fit. And it gave us the confidence to move forward on this kind of transaction. And this is something we've looked at for several years and sometimes opportunity knocks, you don't control the timing. But we looked at for several years, and we got enormously excited about it, the more we looked at it. So you can see where the firm is now. Our mix has fundamentally shifted where we combine this balance, I said, a truly world-class securities business with the wealth and asset management businesses.

If you turn to Page 6, it shows to the end in sort of stack relief, and I'm just going to talk about 3 numbers on this page. Number one, the share gain in institutional securities from 11% to 14%, from 2014 through to the end of this year. And as you've seen our results in the first half of this year in institutional securities have been record bearing results with strength across banking, capital markets, M&A and sales and trading with fixed income and equities all doing extremely well through the first half of this year. You can see those share gains. In wealth Management, I mean, just a simple number, look at the assets under management going from $2 trillion in 2014 to $3.3 trillion pro forma with E*TRADE today. By the way, if you go back to 2006, our assets under management were $500 billion. So we've gone up nearly 7x in this time period. And then with investment management, again, pro forma with Eaton Vance, assets under management have gone from $400 billion in 2014, about 700 -- $600 plus billion today and then combined with Eaton Vance, approximately $1.2 trillion. So real progress across all businesses and all add scale.

And then I'll just turn my final page, I want to talk about is number 7. I'll hand it off to Tom. If you look at that, I think if you add -- one way to -- I've described this many times is ballast and speed. We want to make sure that in very difficult times, Morgan Stanley is steady in the water. We needed the ballast to make that happen. In a decade ago, our asset management and wealth management businesses had bright spots in them, but they weren't big enough. They weren't at scale enough where they can provide real stability to the rest of the organization. In the last 10 years, we've obviously worked very hard to reposition ISG with strength, which it's done under the leadership of Ted Pick, and before him Com Keller, and now with the asset management and wealth management businesses, we have true scale. Look at the revenues combined in wealth and asset management are now approximately $26 billion in revenue pro forma. That is, we believe, #1 in the world. That gives us unbelievable ballast as an institution. Combined with the extraordinary performance of the Institutional Securities Group, the engine room that's providing the seed, if you will, the explosive action in these kinds of markets is the combination we've been looking for for a decade. Again, if you combine the assets on the right side of this page, we've gone from $2.4 trillion 6 years ago to $4.4 trillion pro forma, combining wealth and asset management. So this was the strategy. This is exactly what we wanted to engineer. And our job now is to integrate it successfully and continue to drive organic growth across all 3 businesses. But listen, I just want to introduce Tom Faust, who I've got to know, unfortunately, by Zoom. We've seen a lot of each other's faces close up, and our living rooms and home studies, it's been a tremendous pleasure to work with Tom. He's been a great leader of one of the world-class asset management organizations. Everybody knows the culture of Eaton Vance. Everybody knows the quality of their people their multi-decade history, their roots in Boston, but also just an incredibly innovative business, which has been able to position themselves building on the historical strengths for tremendous growth, and Tom has been a core architect over several decades and now as CEO for a very long period of time, several decades in driving that kind of innovation with a growth. And again, a very classy organization, and we think just a fabulous cultural fit as a management team and historically with Morgan Stanley. So Tom, delighted to join with you on this call. And I want to hand it over to you to talk about the business, and I'm sure you'll get some questions from the analysts.

Thomas E. Faust - Eaton Vance Corp. - Chairman, CEO & President

Great. Well, good morning, everyone, and thanks very much, James. I appreciate that introduction. And we certainly want to say how excited we are, and I'm speaking for myself, for our Board of Directors, for our voting trustees and really enthusiastic about the opportunity to join as part of Morgan Stanley Investment Management to create a truly world-class premier asset manager. As some background on Eaton Vance, if you look on Slide 8, many people on the call will probably know this, but just a little bit of history and background. We're a diversified global asset manager,

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with a track record going back to the founding of our predecessor company in Boston in 1924. Through our consolidated affiliates, we managed over $500 billion of client assets and generated approximately $1.7 billion in annual management fee revenue.

We're a market leader in a number of investment areas that have strong secular growth characteristics, and we also have a powerful distribution presence in the U.S. intermediary market. And we think this will further propel NSIM forward. Specifically, our Parametric affiliate is a feed provider of custom separate accounts offered through financial intermediaries. Our Eaton Vance management affiliate maintains a broad platform of active equity and fixed income strategies with a particular expertise in specialty fixed income, our Calvert affiliate is a longtime leader in responsible investing. And Atlanta Capital is a leading specialist in high-quality investing. And with over 80% penetration of Baron's top 1,200 advisers, our sales and marketing organization has a prominent position among U.S. financial intermediaries, with particular focus on serving high end financial advisers and their biggest and most important clients. As part of MSIM in this combination, we look forward to building upon our common values and strengths, which are grounded in our shared commitment to investment excellence and top-quality customer service.

Now I'd like to turn the call over to Dan Simkowitz, who's Head of MSIM, to talk more about the impact of the transaction on the combined business.

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

Thank you, Tom, and welcome again to our team. Slide 9 -- Slide 9 reiterates that this transaction.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Dan has done a lot of talking in the last few days.

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

Yes. I reiterate that this transaction is very unique given we are combining from positions of strength with the absolute right partner. Eaton Vance and Morgan Stanley Investment management have both delivered industry-leading organic growth in distinct segments of Asset management. Eaton Vance's capabilities and focus on customization, solutions, specialized fixed income and sustainability has translated into strong client demand and net flows. In a similar manner, Eaton has also achieved very strong growth, highlighted by our focus on high conviction alpha in the private and public markets and portfolio solutions. By partnering with an organization that is highly complementary in investment and distribution capabilities, we are creating one of the leading asset managers in the world. Together, we have multiple secular growth engines high-quality investment capabilities across the asset class spectrum and strength in global distribution, both for the retail and institutional client base and a commitment, as Tom mentioned, to clients and solutions. And importantly, our companies have a deep history and are culturally in sync. We believe that in all of these factors, execution risk is low.

Slide 10 illustrates the highly complementary nature and low overlap between Morgan Stanley's existing investment management offering with Eaton Vance's. From a client perspective, we are excited about the power of these platforms in combination, which will further strengthen the high-quality and innovative solutions we offer to clients with very little disruption to their experience. In equities, and EM's concentrated active equity strategies have attracted industry-leading net flows on the back of significant outperformance. And at the same time, Eaton Vance's team in Atlanta that focuses on U.S. mid-cap fits very well into our organization. We and equity that Empson currently have no offerings in value, equity income and tax managed equity. Eaton Vance brings strong capabilities to our business in these areas. Eaton Vance also has major leading businesses, which I'll talk to in a moment, in strong secular growth areas. Customized retail, they're a market leader, sustainable investing. They have the best brand. In addition, the combination will result in a scaled fixed income platform with high-quality specialized strategies across loans, high yield, munis and emerging markets debt. When you put all this together, along with our $100 billion plus alternatives platform, we have high-quality franchises in all the segments that clients are focused on. We are very well positioned to deliver growth, product innovation and differentiated value declines.

Please turn to Slide 11. Two of the main drivers of the combination were Eaton Vance's leading customization and sustainability platforms, and our ability to leverage Morgan Stanley to accelerate their growth. We see customization as a powerful secular trend, and Parametric is the market

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leader in delivering custom separate accounts. While Parametric has a broad distribution network across key wealth channels and has experienced strong asset growth, the transaction will provide significant opportunities to accelerate growth of Morgan Stanley. For example, in the workplace channel, Morgan Stanley now has 4.6 million stock plan participants and over 4,700 corporate plans, which offers Parametric significant opportunities to deliver value to workplace, corporate and participant relationships. And through Calvert, we will be a leader in sustainability.

Calvert is one of the largest, most diversified fund families dedicated to responsible investing. Our combined platform will leverage the pioneering Calvert brand for research, investing in thought leadership with the resources and reach of the Morgan Stanley Institute on sustainable investing as we meet the growing demand of retail and institutional investors for quality, sustainable investing strategy. As we have said before, achieving scale where scale matters, such as in fixed income and rounding out our client offerings are key objectives behind our inorganic growth strategy.

Slide 12 highlights that our combination with Eaton Vance delivers both scale and fills important gaps. For example, in the last year, we have undertaken efforts to start building loan and muni bond segments. But the combination with Eaton Vance fills both these gaps with high-quality capabilities and market leaders.

Slide 13 highlights our enhanced client reach by combining our complementary distribution capabilities. The transaction brings together Morgan Stanley's strength and breadth in international distribution with Eaton Vance's leading domestic wealth management distribution that Tom described. This includes their #1 position in managing individual and separate accounts and customization. It allows us to broaden our distribution footprint with minimal client disruption. This provides meaningful opportunities to sell our respective products of complementary distribution channels. In particular, we see day 1 immediate opportunities with Parametric, Calvert, Eaton Vance's loans, high yield, taxable munis, emerging markets debt, Atlanta Equities, all into our international client base. And Morgan Stanley's top-performing concentrated equities and private alternatives through the Eaton Vance's wealth team. James will now conclude with an overview of the benefits from this combination for the firm.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

So just to wrap it up, and Mr. Pruzan is here with me to take any further questions on the financial stuff. But just to give you the headlines on Slide 14 to reiterate, we're creating a leading asset manager. It's $1.2 trillion of assets, leading long-term net flows and $5 billion in revenues. This is a credit positive way to use our excess capital. That will be accretive to our shareholders in other ways. The transaction, we utilized about 100 basis points of excess capital. We expect our CET1 ratio to be approximately 300 basis points above our SCB requirement of 13.2%. Recall that with the closure of E*TRADE, we improved our CET1 ratio. And obviously, through the first 6 months of this year, we've accumulated a lot of capital, and we suspended our buybacks. So interestingly, our capital position remains very strong, as you can see, with 300 basis points above threshold. Given the relative size of the 2 companies, we expect the transaction to be breakeven to earnings per share immediately, marginally accretive thereafter with fully phased-in synergies and approximately 100 basis points accretion to RoTCE will offset the dilution of tangible book value per share.

Again, to conclude, we're excited about this. We're excited about partnering with Tom and his team. They'll bring enormous expertise not just to our investment management business, but to Morgan Stanley, with the quality way they've run their organization. We're looking forward to having them help us run Morgan Stanley for the future.

And with that, ladies and gentlemen, I will now turn it over to the operator to start taking questions. And again, we'll try and take 2 questions per caller, and keep that to give everybody a fair shot, and then we'll come back at the end with any excess time. So if you could turn to over now. Thank you.

Q U E S T I O N S   A N D   A N S W E R S

Operator

(Operator Instructions) And our first question comes from Glenn Schorr from Evercore.

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Glenn Paul Schorr - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Research Analyst

So I like a lot of things that you outlined. I understand there's a lot of the synergies. The question is, when you talked about overgeneralize and say, delivering some of Eaton Vance's best products to Morgan Stanley, international distribution and Morgan Stanley products through Eaton Vance's distribution channels. I get it. I just -- it brought me back to a long time ago when a lot of distributors owned asset managers on the retail front. And through a series of issues, eventually wound up selling off their retail asset managers, you included. And so I want to just get your thoughts on proprietary distribution what's different about back then? And why this will be okay in this go run?

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Yes. No, a fair question, Glenn. And it's true. And I've said publicly, and I'll say it again, Marty, if you're listening, I wish we'd never sold Vancamp. Maybe Marty is listening, you'll probably ping me on that one. Listen, it was a great business. It's been great from Vesco. And -- but if I have one regret over the last 10 years of things itself, we've sold a lot of stuff. We sold high demand. We sold Transmontaigne, the oil businesses. We sold our interest in CICC. We sold PDT, a setup Quanto. We sell Quinto. We sold Saxon, et cetera. So we've done a lot of outs and a few wins in the last years. On the distribution point, it's like everything, things evolve. I mean if you told me 20 years ago, we could acquire E*TRADE and it would work seamlessly as it is, I would have said there would have been enormous channel conflict. It doesn't exist. Our major competitors already sell a lot of Morgan Stanley branded product. And we sell a lot of their branded product in our system because, you know what, if you're doing your job as a financial adviser, you're giving your clients the product that's right for them. And the Eaton Vance product and what they've done with Parametrics, across the whole platform, has been unbelievable. So I have no issues with that. I think financial advisers, whether they're at Morgan Stanley or anywhere else, would do what's right for their clients, put the right product in front of the right client.

Glenn Paul Schorr - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Research Analyst

Okay. And then maybe if you could comment along that path on how much growth do you see for SMAs and direct indexing? And what kind of growth trajectory you're seeing internally? And how Eaton Vance put -- gets you further down that path?

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Sure. Why don't I ask Dan take a quick shot at that. And then, Tom, if you want to add anything on, please do.

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

Yes. Glenn, thanks for the question. I think we believe that customization and the separately managed account is a decade long, very strong secular trend. We think increasingly, both advisers and their clients want that level of personalization. They want that level of customization. We think it is going to continue to gain share versus the mutual fund vehicle. And importantly, it fits really well with what goes on in the world. So the ability to customize around taxable solutions to customize around ESG, to customize around single stock or factor concentrations and not do that in a generic form, we think is a very powerful trend. Parametric had great growth there, and we think that will continue, and we see that across the world. And Tom, they built it a incredible business doing this.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Tom, I think you're on mute there.

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Thomas E. Faust - Eaton Vance Corp. - Chairman, CEO & President

Sorry, thanks. I recently said in the presence of Brian Langstraat, who runs that business for Parametric, that I thought custom indexing was in the second inning of its development. And Brian looked at me kind of funny because he's been doing this for 30 years. But I really think I'm right that as we look at the capabilities of that platform to do customized portfolios, starting with index equities but going across fixed income and combining asset classes and mixing in active and passive, I think this thing has tremendous opportunity to grow and also to really leverage and further distinguish what Morgan Stanley is doing on the wealth management side. Dan's right, this has the potential to transform the value proposition that the best financial advisers can offer their clients.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Great.

Operator

Our next question comes from Mike Carrier from Bank of America.

Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

So I think a lot of the stuff that you guys going through, it makes a lot of sense, both on the product side. And I think (inaudible) is one of the good franchises in the asset management space. I guess just a couple of the risks. So first, and it kind of moves on Glenn's question, as wealth management platforms have kind of gone through a phase of getting rid of asset management and now bringing it back, it's more on the EV angle, given that EV has the strong U.S. wealth management relationships. I guess how do you just expect to manage those relationships now being part of a major wealth platform? Are you assuming much in terms of dissynergies? And I think I understand it makes sense. I think platforms have and advisers have gotten away from that issue in terms of selling competitor products. But I think it still exists to some extent through some of the channels. So just wanted to get your perspective on how to navigate that.

Thomas E. Faust - Eaton Vance Corp. - Chairman, CEO & President

Mike, it's a very good question. I think to James' point, the financial advisers community and these firms are all trying to do the best thing for their clients. And we see that in our own situation here, where we've got the best-performing equity funds in the world and the demand for that out of the wire houses in the United States, away from Morgan Stanley, has been dramatic. And at the same time, the big financial institutionally owned asset managers do an enormous amount of sales here at Morgan Stanley. But also, I think, really importantly, is organizational structure and brands. And so the Parametric brand is very strong, and we're going to maintain it completely. The Eaton Vance Wealth Management team and brand, we're going to maintain as well. And so if you think about financial advisers and the relationships they have and the products they want, the best product they want for their clients. Nothing will be changed, including the brand.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Well, I'd actually add that I think -- not to see always the positive, but I'm going to see the positive. Tom and his team have built an unbelievable distribution capability wholesaling force, which we can put product into. I mean we've got unbelievable product to match with that distribution. So they're in every channel in the planet, that's an opportunity for growth. So if there are some dissynergies, I'd be disappointed because I think financial advisers should do what's right for their clients, they in fact, obligated to do that. As I said at the beginning, we sell everybody's product. Everybody's. And our product is sold by everyone else. That battle was fought 20 years ago, when Morgan Stanley merged with thing whether in 2000, 80% of our funds sold were Morgan Stanley funds. I'm sorry, (inaudible) weather funds. Obviously, that was a different world back then. Once you move to open architecture and you have the obligation to do what's in the best interest of the client, that's where we are right now. And that's what people would do. I'm totally confident about that. Financial advisers want their clients to win.

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Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

All right. No, that makes a lot of sense. And then maybe just a second one, just given that asset management is a talent business, just when you go through some of the financials and accretion, just curious what you guys have done in terms of the top talent, just making sure that the people remain in place during the transaction and during the integration.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

I'll ask Dan to address that, but I'd love to hear from Tom on just how his leadership team has responded to this and give it from his side of the table.

Thomas E. Faust - Eaton Vance Corp. - Chairman, CEO & President

Yes. It's -- thanks for that lead. And I think many people on the call will know this, but Eaton Vance has a distinctive structure, where 2 classes of stock and all the voting stock is held by 25 senior people in the company drawn roughly equally from, what I'll call, general management and the leadership of our investment team. As you might imagine, this has been a area of intense focus for that group of 25 people and trying to figure out what's the best thing for our shareholders and our business and our employees. And I'm pleased to report that last night, we met as the group and voted unanimously, 25 to 0 in favor of this transaction. So these are the key people. This is the key talent that have voted in support of this transaction. Of course, we are going to have to do right by our employees, recognize their talent, make sure they have every incentive to stay and to continue to perform well. We are assured that there is complete alignment on what the drivers are of a successful asset management business. This is plain and simple, a people business and a talent business. And we have to do right by our people, we have to do right by our talent to be successful. And we know that, Morgan Stanley knows that, and that's what gives me the confidence that we can navigate through this transition successfully.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

I would just -- Michael, I reiterate that because of the process that Tom described, we've gotten to know all 25 extremely well. And so we're much more further along in that process than we would otherwise. And then importantly, there's very little overlap. There's almost no overlap as you look at the investment teams between what advance excels at and what Morgan Stanley excels at. And so I think that will go extremely well as well.

Operator

Our next question comes from Brennan Hawken from UBS.

Unidentified Analyst

First question is just to get this one out of the way. But you've now closed E*TRADE. So could we get an updated tangible book value for pro forma for that deal closing? And then on top of that tangible book value, that updated tangible book value, where do you see the impact to tangible look from this transaction?

James Patrick Gorman - Morgan Stanley - Chairman & CEO

John?

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John Henry Streur - Calvert Research and Management - President & CEO

Sure. So on the first part, as you know, we'll be reporting earnings next week. The deal actually closed on October 2. But I think we'll address that. The E*TRADE deal, so the impact to tangible book value will not be part of the September 30 number, but we'll address that on the call next week. In terms of dilution at it, it's probably the best way is just in terms of percentage. As you know, these businesses don't have significant capital. So there's significant goodwill being created, it's about a 7% or 8% type dilution when the dust settles, and that will be in the second quarter of 2021.

Unidentified Analyst

Okay. So it's a 7% to 8% dilution on the up to -- the only reason why I ask the E*TRADE question is to understand what the dilution will be on the updated TBD number.

John Henry Streur - Calvert Research and Management - President & CEO

I appreciate that. And that 7% or 8% is on the updated number, but I'm just ready to disclose the updated number at this point.

Unidentified Analyst

That's fine. As long as it takes into account that impact. So great. And then this is such an interesting deal and some of the prior questions touched on the fact that it's like -- it feels like a paradigm shift away from now almost bringing these 2 components together. We've seen -- and so some of those have been covered and your comments are interesting. We've seen some interesting pricing strategies in SMA. Eaton Vance is really quite substantial in that business. This Parametric product is a very well positioned product for what's been happening. And so can you talk to us about what your plans are for those particular pricing dynamics, I believe, there's some expectation you guys recently launched a 0 fee SMA products for your clients within your wealth channel. Is that right? Is the idea here that this -- bringing these franchise together allows you to more thoroughly explore and prosecute those opportunities and drive net new asset growth and AUM growth through some of those new and emerging pricing strategies?

John Henry Streur - Calvert Research and Management - President & CEO

Yes. Let me address that a bit, and then Tom can speak as well. Again, this is not around trying to go and create 0 cost product to go through the wealth management channel. We, at MSIM and Morgan Stanley purposely, have avoided going right into the no fee beta in MSIM or really commoditized product because the scale players win. What I think is extremely different here is customization and the service level that parametric provides. So I wouldn't think of this around a 0 cost generic indexing product into well management channels. What we we're attracted to and what Tom and his team have built is a customization engine that makes data a real service to clients and advisers. And that service goes all the way through the reporting and the design of the programs. And that is just value-add versus a generic beta product. And Tom, you can talk about a little bit around your history there and your sense of the growth for the industry?

Thomas E. Faust - Eaton Vance Corp. - Chairman, CEO & President

Yes. There was a small competitor that announced, I think about a year ago, a 0 fee direct index product where you would own all 500 stocks in the S&P 500, for example? No customization. You buy it with cash. And we, frankly, thought that was priced about right. Our weighted average fee rate in this business is close to 20 basis points. And what we can provide for that incremental cost, 20 basis points, 30 basis points, whatever it is, we think is an incredibly valuable proposition. We -- for tax managed accounts, typically cite expectations of 150 to 200 basis points a year of tax alpha over the first 10 years of the life of an account. That's extraordinarily valuable relative to a fee rate of, let's say, 20 to 30 basis points. The ability to add value through aligning investment holdings with an individual's personal values or taking into account the broader life circumstances an individual, is incredibly compelling and valuable to many investors. And so our thinking the value here isn't just important to justifying the fee on the asset management assignment, what Parametric does. It really becomes critical to the whole value proposition offered by the financial adviser,

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where it's not just about providing exposure to market beta in some proportion. It's about delivering a customized client experience, not only in the relationship that the adviser has but to translate that into the actual holdings of the portfolio that reflect what's going on in the client life in terms of work and job and retirement plan and tax situation. But also to reflect the values that, that client has. We think it's an extraordinarily attractive proposition can become the linchpin of the relationship that the adviser has with the client. And it's all based on the promise of customization to deliver a solution that truly matches the need of the individual content we're just getting going on this in U.S. wealth management, and it's frankly untouched opportunity in other markets around the world.

Operator

Next question comes from Mike Mayo from Wells Fargo Securities.

Unidentified Analyst

So it looks like you're paying a premium price for a premium company. So what do you expect to achieve? Do you look to improve the flows? Or are you looking for cost savings? And look, James, you had one of the best deal-making firms on the planet. So you understand that most large asset management mergers don't go well. So why should this be an exception?

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Well, I think it's going to be an exception because, firstly, both parties really want to do it. So culturally, with -- as Tom said earlier, these are people businesses. And if the people are underlined from the get-go, you're going to have problems. And our people are very aligned, as Tom said, with these 25 voting shareholders, that was 25 to 0, and our team feels exactly the same way. Secondly, they're just -- they're complementary businesses. Many asset managers emerging simply to get scale in one space. And with that comes a lot of friction, a lot of breakage. And we don't have a parametric business. We don't -- they don't have an alternatives business. I mean there are pieces of this business that simply don't touch other pieces. They have great distribution. We have great international distribution. So there are pieces that are highly complementary. So you did right, Mike. I mean -- and it's obviously something I've thought a lot about and observed a lot of asset management deals through my career. And sometimes they work great, sometimes they don't. And the bigger it is, the higher the bar. We've looked at this for several years, and this was the best fish we thought was out there at Morgan Stanley and to our delight, Tom and the Eaton Vance management told exactly the same way. So a 4 standpoint, Tom is going to speak just for a second.

Thomas E. Faust - Eaton Vance Corp. - Chairman, CEO & President

Yes. I would say from our standpoint, it's really important to understand that this is a transaction that's driven by the premise that working together, we can accelerate business growth. And from the Eaton Vance standpoint that acceleration comes from 2 things. One, from the perspective of our investment team it's the ability to leverage the extraordinary distribution reach that Morgan Stanley provides for us in the U.S. wealth management channel through their affiliated wealth manager. But at least as much in markets outside of U.S. wealth management in institutional and particularly in markets outside the United States, where the brand that Morgan Stanley has and the size of their distribution organization just overwhelms anything that we could possibly put together. The other thing that, from our standpoint, really accentuates the growth potential here relates to our Powerhouse U.S. intermediary distribution sales force. And I think we've all touched on this we've got an extraordinary team of wholesalers out in the marketplace, positioning these strategies with financial advisers, which is largely a business that Dan's team does in a very small way. But having the ability to use that same distribution team to not only position Eaton Vance strategies, but the range of very high-performing and differentiated products and strategies that Dan's team offers today has our sales guys, very excited about the promise of growth. So it's growth through asset management through expanded distribution, it's growth from our standpoint for a broader menu of strategies offered through our strong distribution from now.

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James Patrick Gorman - Morgan Stanley - Chairman & CEO

And Mike, just on the premium point, I mean, listen, people who are hanging around and trying to buy great companies cheaply, never get anything done. They spent a lot of time congratulating themselves about their wisdom, but they don't actually get anything done. And then there are people who buy lousy companies with a lot of money and that ends and tiers. You've got -- you pay quality for quality. This is one of the best asset management franchises in the world, one of the best run asset management franchises, one of the highest growths and one of the most interesting platform of products out there. And it just works. Sometimes you got to -- things have to align and this align beautifully.

Unidentified Analyst

And then one follow-up. James, we all know the restrictions on the ability to return more excess capital. How much that play in your decision to use capital for an acquisition? I know it expands your annuity-like businesses and improves your ROTCE and all that. On the other hand, you have a lot of trapped capital and now you have an acquisition. Did that play any part in your thinking?

James Patrick Gorman - Morgan Stanley - Chairman & CEO

No. Honestly, no. We are carrying post this deal, 300 basis points of excess capital that's, again, I'm going to do the math now. Let's call it well be $10 billion, where through the first 6 months of this year, we accreted well over $4 billion of capital. We -- at some point, we came through the last stress test extremely well. At some point here, the Federal Reserve, I think when they get better visibility on the economic trajectory, we'll let the large well capitalized banks return capital as they should, just accreting capital forever makes no sense. But no, we take strategic decisions based upon 10 and 20-year views, not based upon temporary holdups of our buyback program. So no. But does it mean actually as a result of this, we had more capital to spend, yes, we did, but that wasn't the motivator.

Operator

Our next question comes from Christian Bolu from Autonomous Research.

Unidentified Analyst

So James, you've now bolstered your wealth and traditional asset management businesses with 2 fairly sizable deals. But as you mentioned, you still have quite a bit of excess capital. So just thinking of any of the areas that would benefit from an acquisition? I think Dan has mentioned, alternatives and private debt is an area you'd like to bolster? So just any color on how you're thinking about using excess capital to go attack the alternative space?

James Patrick Gorman - Morgan Stanley - Chairman & CEO

No. Christian, fair question, but no. We've bought 2 phenomenal companies here. We're very focused on integrating them successfully, which we will do. That's where our focus and energy has to be and will be for the next couple of years. And that's what we should do. I mean this is -- these are 2 very meaningful transactions. By the way, and just to preempt what might be somebody's question on integration challenges. We've started integrating E*TRADE. What we did was announce this. We haven't closed it. We won't close for, I don't know, 6 months, I'm looking at John and Tom, I mean, it's going to be several months before we actually get there. So we have -- and they're in 2 separate parts of the company. And in terms of just integration challenge, when you think what we did with Smith Barney, we were dealing with 42,000 people. And redesigning the whole technology platform for them, moving people across hundreds and hundreds of offices. That was a massive, massive multiyear program, neither E*TRADE nor Eaton Vance remotely like that. But these are complementary largely businesses. So much, much simpler, not to minimize it, but simpler. And no, we're not doing more acquisitions. We've got -- we've made our bed. We want to align it.

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Unidentified Analyst

Okay. Very clear, James. And then maybe just a follow-up to a question asked earlier on. To your guys' points, it's really important to get full buy-in from the top people at Eaton Vance. I think it was mentioned you got a 25 to 0 vote from those people. But are there other economic or other sort of handcuffs that will be put in place to ensure you retain these key people?

James Patrick Gorman - Morgan Stanley - Chairman & CEO

I would let Tom kick that off. And Dan, if you want to add anything.

Thomas E. Faust - Eaton Vance Corp. - Chairman, CEO & President

I guess I'll go back to what I said before, which is that we're going to be focused in a single-minded way on delivering a top-quality business when this transaction closes and what we estimate will be, I think, about 6 months or so. And that means working with clients to make sure they understand the rationale for this and to ensure them that nothing will change with the investment teams that manage the money for them. And that their client service will be the same or better going forward than it's been. In terms of commitments to employees, we're a company that historically has operated very successfully without a lot of contracts to the extent it's necessary. I'm sure we'll consider that possibility. But the thinking is that the alignment that exists with our employees and with the mission of our business and how that's shared with Morgan Stanley investment management going forward shouldn't require a lot of that. I think probably the other thing to emphasize is it's fairly early on this. This just came together really last night. I think the merger agreement was signed 3:00, 4:00 am. So we're really just starting today communications with our broader population of employees. But we think we will be able to put in place all the right incentives for our talented people to stay. Because we think this is a deal that makes sense and that the opportunities, our talented people will have, frankly, will be greater in the -- as part of this incredibly well positioned global, truly global world-class leader in asset management than they would have been as part of Eaton Vance on a stand-alone basis. And it's that opportunity more than anything else that motivates people to come to work every day and this day and achieve great results for their clients.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Keep going, Operator.

Operator

Our next question comes from Susan Katzke from Crédit Suisse.

Unidentified Analyst

I just -- I wanted to follow-up on the questions about and around both the tangible book value dilution and the ROE accretion that you've spoken to. And I wanted to take it one step further. I assume, John, in particular, when you looked at this transaction and you look at the mix of assets and revenue being acquired, how does it play through to CCAR impacting your stress capital buffer or what you can assess in terms of the impact on the stress capital buffer to be further supportive to both capital requirements and ROTE over time.

John Henry Streur - Calvert Research and Management - President & CEO

Sure, Susan. So just in terms of just general stress testing. One, as you know, we're in the middle of a resubmission. This will have to be added as a sort of an amendment sort of a planned business combination, but it will not impact sort of the results the way the stress test works in this submission. We actually still have to do that for E*TRADE because this mission is as of June 30. But when you step back for a second and think about what stress tests do, obviously, the 2 components around PPNR, but also the market and credit risk, this business has virtually no market and credit risk. So

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from a stress testing profile standpoint, we should benefit from the fee-based flows -- fee-based revenues that they get, and this should be an improvement to our PPNR profile going forward, but we won't see that until, obviously, after the deal closes, the way the SCB the testing works, but we would expect it to be a net positive to the ultimate profile of the stress test.

Unidentified Analyst

Okay. Perfect. And then just as a quick follow-up here. I assume you've already run this path the regulatory folks. But can you just speak to any issues we're seeing along the path to approval of this transaction?

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Yes, this is not subject to Federal Reserve approval. I think it's fair to say, obviously, I've spoken to the key regulators to allot them that we're doing this. This is, I think, widely perceived by regulators, and I expect rating agencies as stabilizing for Morgan Stanley further balance, as John said, de minimis balance sheet impact, I think, less than 1%. Ultimately, long-term should be benefit under the stress test models, not to presume. So I think it's just -- it's all good from that perspective. But it's of a size and just given the structure of where the relators a pin on deals, our major regulators do not have to make a decision relating to this. This is within our purview. Now there are some -- obviously, there are some regulatory things that need to go through and there are the mutual fund boards and things of that kind. But we don't see any problem with that season.

Operator

Our next question comes from Steven Chubak from Wolfe Research.

Unidentified Analyst

So James, I wanted to start with just a question on tangible book dilution. I know in the E*TRADE deal was first announced, there was an adverse reaction initially to the level of TBV dilution. But since then, the stock has actually recovered quite nicely and outperformed the peer group. And I know you've been less focused on that, particularly given the strategic merits of both deals, starting to feel like investors are coming around to that story of potential multiple rerating as the revenue migrates towards capital-light areas. I was just hoping you can give some context as to whether TBV dilution factored into your decision at all? And just balancing that versus the strategic merits and what could be a very franchise enhancing deal here?

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Yes. Listen, I -- and John may have a comment on it. But strategy drives everything. Listen, you've got to have -- the financials have to work, but strategy drives everything. We've created a business which has $4.4 trillion of assets under management through asset management and wealth management. Our de competitor, Schwab, which is a great company, as, I think, trading at something like 20x earnings at the moment, we're trading at 10x earnings. And we're trading as though we're a pure trading business, which traded at about 9, 10x earnings. It makes absolutely no sense. Moody's just upgraded us on Friday night before this happened, and this is clearly credit positive. It makes no sense. So if we -- if you pick the halfway point between where wealth asset management trade and trading businesses trade, we'd be at 14, 15x earnings, the stock would be $100. So you've got to play the long game here. We're re-rating Morgan Stanley. We have sold core commodity businesses that involve shipping and storage. We work only on behalf of clients. We've done so many divestitures from mortgage servicing at Saxon to closing from point of, as I said, selling off the stator business, PDT. These are great businesses, but they're not great for Morgan Stanley. We want to focus our capital and our balance sheet on our clients. And that's what we've been doing. So there will be a re-rating of the stock. I hope it happens in my career alone my lifetime. I know it's happening now. And as you pointed out, since we bought E*TRADE, we basically recovered all of that dilution. So one, 1 way to think about it is we've created a -- we bought a $13 billion asset on a relative basis to our competitors for 0.

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Unidentified Analyst

Well said, James. Second question I had is just on the cost synergies. I was hoping you could provide some additional detail regarding to some of the sources of expense synergy. The 4% synergy target that you had outlined, it just appears conservative versus some other deals in the space that have been running anywhere in the range of 6% to 14% expense takeout?

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Why doesn't Dan kick that off, John may want to add or Tom may want to add. But we've -- I know we've got a few questions still left we're going to try and pack in.

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

Yes. Stephen, this transaction, to James' point, is all about strategy. And as Tom mentioned, it's all about growth. Very little of it has to do with cost synergies. And to Tom's point, we're not changing the way the investment teams at Eaton Vance are going to operate, and that includes their people and their compensation structures. And so when you look at that synergy number, what it really is, is around independent company expenses, public company expenses. And frankly, the money we were going to spend at Morgan Stanley to go build out munis, loans, SMAs and some of the Parametric businesses. So it is -- it's not conservative. It's strategic because there's very little overlap in the business.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

So we have 3 more folks. We have 3 minutes. We're going to extend for 10 minutes to give them a chance to ask that question because that fairness to them. We've had some long answers here.

Operator

Our next question comes from Jeff Harte from Piper Sandler.

Jeffery J. Harte - Piper Sandler & Co., Research Division - MD & Senior Research Analyst

Most of questions have been answered, so I'll keep it kind of quick. But I've got some questions on the consideration, the use of the special dividend paid out to Eaton Vance people. Is there any reason why you structured the transaction that way?

Thomas E. Faust - Eaton Vance Corp. - Chairman, CEO & President

Sure. From Eaton Vance standpoint, it's making available cash that we have that's been on our balance sheet. We've gone through a mode through the financial crisis where we stopped repurchasing shares so we have the financial flexibility to do this. We had a conversation with James beforehand, and they felt very comfortable that if we could fund the dividend from our own financial resources, that, that was a sensible way to provide value to Eaton Vance shareholders beyond the specifics of the transaction itself.

Jeffery J. Harte - Piper Sandler & Co., Research Division - MD & Senior Research Analyst

And that obviously made sense to you guys at Morgan Stanley as well that there'll be less cash coming over?

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Thomas E. Faust - Eaton Vance Corp. - Chairman, CEO & President

As James said, we have significant capital, so yes.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

And frankly, less issuance of stock because it's split 50-50, that which is a direct consideration.

Operator

Our next question comes from Brian Klein Angel from KBW.

Unidentified Analyst

It's a quick question. I mean a lot of this has been, I think, some of the deals that we understand are strategic, and you do have this sufficient excess capital. But I guess how confident are you that there is always going to be this excess capital and that the SCB or the stress test isn't going to change year-to-year? I mean, has there been communication with regulators that says that now you're at a step function down for SCB. I know the results this year were good, but that follows quite a few years of results that were probably, I guess, more stressful than peers. So now you're fairly confident that this SCB is kind of where it should be moving lower from here, so that you really do have this excess capital?

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Yes. Well, the -- I mean, the change in the SCB the stressed capital didn't happen by accident. It happened because the business changed. The regulators observe the change in business. Once you've moved out a prop trading very little capital tied up in investing. We've managed the balance sheet, our risk profile, and we've built up the non stress based loss businesses. By definition, you would expect the SCB to drop, and it did. So no, unless we go and dramatically change our risk profile as an organization. It shouldn't change at all. There's a reason it's happening. And this transaction will just continue to add to that reason. I think, as John said earlier, it should be positive in the stress, positive, because Tom's business, which they've built so brilliantly just isn't that kind of business. It doesn't use a lot of capital and doesn't use any balance sheet.

Operator

Our next question comes from Brennan Hawken from UBS.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

(inaudible) to the Apple, Brandon.

Unidentified Analyst

Yes. Did that actually surprised me. I didn't expect to be able to sneak in here.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

You're the lucky last one. Make it go.

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Unidentified Analyst

I'll take it. I'll take it. I know you've spoken about dissynergies a bit. And James, you were of the view that the world has changed, which is totally fair. But is it possible that you could let us know specifically what you have assumed for dis-synergies from this transaction. And what would be the source of those would be -- would that be out of some net redemptions on the EV side into some competitors or some increased exposure that some institutional counterparties we realized from the combined entity? If you could just give a little color on that, that would be great.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Well, I'm going to ask Tom to just talk about how we think about it. But honestly, we're not assuming a lot of dissynergies. This thing is -- there are tremendous growth synergies in this through extra distribution on both sides. And as I said, the world has turned many cycles from when people sold their own product in their own channel. But listen, it's Tom's business. So why don't we let him answer that.

Thomas E. Faust - Eaton Vance Corp. - Chairman, CEO & President

I think that's right, James. We're going to do everything in our part to make this as compelling to our clients and business partners as it's been to our leadership group. We think we're a stronger and better asset manager as part of Morgan Stanley Investment management than we've been on our own. If we can make that case, I think the dissynergies will be 0 and the potential to grow our business at an accelerated rate as a result of this transaction will be vast.

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

Yes Brendan, I would just highlight what Tom has said, again, is the revenue synergies are dramatic here and that the ability to take our best and use the Great Eaton Vance wealth management platform is fantastic. And then as Tom has highlighted, they've got some great capabilities and yet only 5% of their sales are outside the United States. They are markets they've never been to, and they've got great capabilities. So we're really looking forward to combining here.

Thomas E. Faust - Eaton Vance Corp. - Chairman, CEO & President

And as I mentioned before, Brennan, just to pile on, those are not -- we didn't model those. And again, we modeled very modest cost synergies, only 4% of the combined entity.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Thank you, folks. It looks like we're a wrap. Appreciate it, and I'm sure you'll have follow-up questions for Sharon, Tom, Dan and of course, John, as always. Looking forward to those. Thank you very much.

Operator

Ladies and gentlemen, this concludes today's conference call. Thank you for your participation, and you may now disconnect. Everyone, have a wonderful day.

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D I S C L A I M E R

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In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

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Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Morgan Stanley and Eaton Vance Corp. (“Eaton Vance”), Morgan Stanley and Eaton Vance will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Morgan Stanley registration statement on Form S-4 that will include a prospectus of Morgan Stanley. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF MORGAN STANLEY AND EATON VANCE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement (when it becomes available), as well as other filings containing information about Morgan Stanley or Eaton Vance, without charge at the SEC’s Internet website (http://www.sec.gov) or by contacting the investor relations department of Morgan Stanley or Eaton Vance at the following:

Morgan Stanley	Eaton Vance
1585 Broadway	Two International Place
New York, NY 10036	Boston, MA 02110
Media Relations: 212-761-2448	Media Relations: 617-672-8940
mediainquiries@morganstanley.com	rtice@eatonvance.com
Investor Relations: 1-212-762-8131	Investor Relations: 617-672-6744
investorrelations@morganstanley.com	esenay@eatonvance.com

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining required regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the acquisition, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period, (ii) the ability of Morgan Stanley and Eaton Vance to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against Morgan Stanley, Eaton Vance or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Morgan Stanley’s and Eaton Vance’s business, including current plans and operations, (v) the ability of Morgan Stanley or Eaton Vance to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the acquisition, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the acquisition that could affect Morgan Stanley’s and/or Eaton Vance’s financial performance, (x) certain restrictions during the pendency of the acquisition that may impact Morgan Stanley’s or Eaton Vance’s ability to pursue certain business opportunities or strategic transactions, (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Morgan Stanley’s or Eaton Vance’s management’s response to any of the aforementioned factors, (xii) dilution caused by Morgan Stanley’s issuance of additional shares of its common stock in connection with the proposed transaction, (xiii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (xiv) those risks described in Item 1A of Morgan Stanley’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K, (xv) those risks described in Item 1A of Eaton Vance’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and (xvi) those risks that will be described in the registration statement on Form S-4 available from the sources indicated above. These risks, as well as other risks associated with the proposed acquisition, will be more fully discussed in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed acquisition. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Morgan Stanley’s or Eaton Vance’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Morgan Stanley nor Eaton Vance assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.